File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Integrity Life Insurance Company

Separate Account I of Integrity Life Insurance Company

National Integrity Life Insurance Company

Separate Account I of National Integrity Life Insurance Company

Please send all communications, notices and orders to:

Michael Berenson, Esq.

Christopher D. Menconi, Esq.

Morgan, Lewis and Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Copy to:

Rhonda S. Malone, Esq.

Senior Counsel - Securities

Western and Southern Financial Group, Inc.

400 Broadway

Cincinnati, Ohio 45202

April 15, 2016

1 of 24 (including exhibits)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

Integrity Life Insurance Company

Separate Account I of

Integrity Life Insurance Company

National Integrity Life Insurance Company

Separate Account I of

National Integrity Life Insurance Company

400 Broadway

Cincinnati, Ohio 45202

Investment Company Act of 1940

File No. 812-

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

INTRODUCTION

Integrity Life Insurance Company (“Integrity”), Separate Account I of Integrity Life Insurance Company (the “Integrity Separate Account”), National Integrity Life Insurance Company (“National Integrity” and together with Integrity, the “Integrity Companies”), Separate Account I of National Integrity Life Insurance Company (the “National Integrity Separate Account,” together with the Integrity Separate Account, the “Separate Accounts,” and collectively with Integrity, Integrity Separate Account, and National Integrity, the “Applicants”) hereby file this application for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “Act”), approving the proposed substitution of shares of the following portfolio (the “Substitution”):

Existing Portfolio	Replacement Portfolio
Vanguard Variable Insurance Fund (“Vanguard VIF”) Money Market Portfolio	Variable Insurance Products Fund V (“Fidelity VIP”) Government Money Market Portfolio, Initial Class

I.                                        APPLICANTS

Integrity is a stock life insurance company organized under the laws of Ohio.  Integrity is a wholly owned subsidiary of The Western and Southern Life Insurance Company, a stock life insurance company organized under the laws of the State of Ohio on February 23, 1888.  The Western and Southern Life Insurance Company is wholly owned by an Ohio-domiciled intermediate holding company, Western & Southern Financial Group, Inc., which is wholly owned by an Ohio-domiciled mutual insurance holding company, Western & Southern Mutual Holding Company.

The Integrity Separate Account was established in 1986.  The Integrity Separate Account is registered under the Act as a unit investment trust (File No. 811-04844) and is used to fund variable annuity contracts issued by Integrity.  Two variable annuity contracts funded by the Integrity Separate Account are affected by this application.(1)

National Integrity is a stock life insurance company organized under the laws of New York.  National Integrity is a direct subsidiary of Integrity and an indirect subsidiary of The Western and Southern Life Insurance Company.

The National Integrity Separate Account was established under New York law in 1986. The National Integrity Separate Account is registered under the Act as a unit investment trust (File No. 811-04846) and is used to fund variable annuity contracts issued by National Integrity.

(1)  The registration statements relating to these contracts (File Nos. 333-166995 and 333-178438) are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this application.

Two variable annuity contracts funded by the National Integrity Separate Account are affected by this application.(2)

All four variable annuity contracts offered by the Applicants affected by this application are flexible premium deferred variable annuities and hereinafter are collectively referred to as the “Contracts.”

Purchase payments under the Contracts may be allocated to one or more subaccounts of the Separate Accounts.  Income, gains and losses, whether or not realized, from assets allocated to the Separate Accounts are, as provided in the Contracts, credited to or charged against the Separate Accounts without regard to other income, gains or losses of the Integrity Companies, as applicable.  The assets maintained in the Separate Accounts will not be charged with any liabilities arising out of any other business conducted by the Integrity Companies, as applicable.  Nevertheless, all obligations arising under the Contracts, including the commitment to make annuity payments or death benefit payments, are general corporate obligations of the Integrity Companies.  Accordingly, the assets of each of the Integrity Companies are available to meet its obligations under its Contracts.

II.                                   THE CONTRACTS

A.                                    Available Portfolios

Each of the Integrity Companies’ Contracts permits allocations of value to available subaccounts.  Each subaccount except one invests in shares of a specific underlying Exchange-Traded Fund (“ETF”).  Each Contract offers the same 19 underlying ETFs, as well as one subaccount that invests in a variable insurance money market portfolio.  The money market portfolio is the subject of this Application.

(2)  The registration statements relating to these contracts (File Nos. 333-167372 and 333-178439) are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this application.

B.                                    Transfers

Each Contract permits transfers or reallocations among the subaccounts (“reallocations”) prior to annuitization.  Each reallocation triggers a 60-day waiting period before the Contract owner can make another reallocation.  No sales, transfer, or other charge applies to the reallocation.  A variety of automatically scheduled transfers are permitted without charge and do not trigger the 60-day waiting period.

C.                                    Reservation of Right to Substitute Subaccounts

Each Contract reserves the right, upon notice to Contract owners and compliance with applicable law, to add, remove combine, substitute or change subaccounts and underlying funds.  Each Contract’s prospectus provides that Applicants have the right to add, remove, substitute, close, change, combine, or limit investment in subaccounts, withdraw assets from one subaccount and put them into another, or combine subaccounts, subject to compliance with law and notice to the Contract owner.

III.                              THE PORTFOLIOS

The Applicants propose the Substitution of the existing Vanguard VIF Money Market Portfolio (“Existing Portfolio”).  Vanguard VIF is registered under the Act as an open-end management investment company and the Existing Portfolio is a separate series of shares registered under the 1933 Act on Form N-1A.(3)  As a replacement, the Applicants propose offering the Government Money Market Portfolio issued by Fidelity VIP (“Replacement Portfolio”), registered under the Act as an open-end management investment company; the

(3)  The registration statements of the Existing Portfolio (File Nos. 811-05962 and 033-32216) are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this application.

Replacement Portfolio is a separate series of shares registered under the 1933 Act on Form N-1A.(4)

The Vanguard Group, Inc. (“Vanguard”) serves as the investment adviser to the Existing Portfolio.  None of Vanguard VIF, Vanguard, or other affiliates of Vanguard are affiliated with the Applicants.

Fidelity Management & Research Company (“FMR”) serves as the manager of the Replacement Portfolio.  Fidelity Investments Money Management, Inc. (“FIMM”) and other affiliates of FMR serve as sub-advisers for the Replacement Portfolio.  None of Fidelity VIP, FMR, FIMM, or other affiliates of FMR are affiliated with the Applicants.

The investment objectives, principal investment strategies and principal risks of the Existing Portfolio and the Replacement Portfolio are as follows.

	Existing Portfolio	Replacement Portfolio
Name	Vanguard VIF Money Market Portfolio	Fidelity VIP Government Money Market Portfolio
Investment Objective	Provide current income while maintaining liquidity and a stable share price of $1	Seek as high a level of current income as is consistent with preservation of capital and liquidity.
Principal Investment Strategies

The Portfolio invests primarily in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper, Eurodollar and Yankee obligations, and other money market securities. The Portfolio invests more than 25% of its assets in securities issued by corporations in the financial services industry. The Portfolio maintains a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life of 120 days of less.

The adviser normally invests at least 99.5% of total assets in cash, U.S. Government securities and/or repurchase agreements that are fully collateralized (i.e., collateralized by cash or government securities). Investing in U.S. Government securities issued by entities that are chartered or sponsored by Congress but whose securities are neither issued nor guaranteed by the U.S. Treasury. Investing in compliance with industry-standard regulatory requirements for money market funds for the quality, maturity, and diversification of investments.

(4)   The registration statements of the Replacement Portfolio (File Nos. 811-05361 and 033-17704) are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this application.

	Existing Portfolio	Replacement Portfolio
Principal Risks
Changes in Interest Rates

Income Risk, which is the chance that the Portfolio’s income will decline because of falling interest rates. Because the Portfolio’s income is based on short-term interest rates—which can fluctuate significantly over short periods—income risk is expected to be high.

Interest Rate Changes. Interest rate increases can cause the price of a money market security to decrease.
Credit Quality

Credit Risk, which is the chance that the issuer of a security will fail to pay interest or principal in a timely manner, or that negative perceptions of the issuer’s ability to make such payments will cause the price of that security to decline. Credit risk should be very low for the Portfolio because it invests primarily in securities that are considered to be of high quality.

Issuer-Specific Changes. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a money market security to decrease.

Other

Manager Risk, which is the chance that poor security selection will cause the Portfolio to underperform relevant benchmarks or other funds with a similar investment objective.

Industry Concentration Risk, which is the chance that there will be overall problems affecting a particular industry. Because the Portfolio invests more than 25% of its assets in securities issued by companies in the financial services industry, the Portfolio’s performance depends to a greater extent on the overall condition of that industry and is more susceptible to events affecting that industry.

None
Additional Relevant Prospectus Disclosure

An investment in the Portfolio is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $1 per share, it is possible to lose money by investing in the Portfolio.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of a shareholder’s investment at $1.00 per share, it is possible to lose money by investing in the fund.

The fund will not impose a fee upon the

Existing Portfolio	Replacement Portfolio
sale of your shares, nor temporarily suspend your ability to sell shares if the fund’s weekly liquid assets fall below 30% of its total assets because of market conditions or other factors.

The following chart compares the investment management fees, distribution fees, other expenses and total operating expenses for the year ended December 31, 2014, expressed as an annual percentage of average daily net assets, of the Existing Portfolio and the Replacement Portfolio.

	Name	Management Fee	12b-1 Fee	Total Expense	Waivers and Reimbursements	Net Expense
Existing	Vanguard VIF Money Market Portfolio	0.13%	0.00%	0.03%	none	0.16%
Replacement	Fidelity VIP Government Money Market Portfolio, Initial Class	0.17%	0.00%	0.08%	none	0.25%

The following chart compares the average annual total returns for the Existing Portfolio and the Replacement Portfolio for the one-, five- and ten-year periods ended December 31, 2014.  The Existing Portfolio outperformed the Replacement Portfolio over the one-year period, but the performance of the Portfolios over the five- and ten-year periods was comparable.  Applicants note that the performance shown below for the Replacement Portfolio is for periods before the Portfolio began operating as a “government money market fund” in accordance with Rule 2a-7 under the Act, as discussed below.

	Name	One Year	Five Years	Ten Years
Existing	Vanguard VIF Money Market Portfolio	0.10%	0.15%	1.74%
Replacement	Fidelity VIP Government Money Market Portfolio, Initial Class	0.01%	0.11%	1.72%

IV.                               REASONS FOR THE SUBSTITUTION

The only money market portfolio investment option currently offered under the Contracts is the Existing Portfolio.  In July of 2014, the Commission adopted amendments to Rule 2a-7 under the Act, which have a final compliance date of October 14, 2016 (the “SEC Rule”).(5)  In order to comply with the SEC Rule, certain money market portfolios are required to implement changes related to liquidity fees and redemption gates (generally referred to herein individually as a “fee” or a “gate” and collectively as “fees and gates”).  Under the SEC Rule, a fee could be imposed on redemptions, and a gate could be imposed that would temporarily suspend redemptions.  Under certain circumstances money market portfolio boards would have the discretion to impose fees and gates.  Under other circumstances money market portfolio boards would be required to impose fees.  The SEC Rule’s provisions relating to fees and gates, however, do not apply to “government money market portfolios,” unless the portfolio’s board of directors elects to have the portfolio voluntarily comply with such provisions.(6)  A representative of the Existing Portfolio has notified the Applicants of its Board’s determination not to change to a government money market fund and that the Existing Portfolio will be subject to the fees and gates provisions of the SEC Rule.

Applicants have evaluated the possibility of fees and gates being imposed on redemptions of the Existing Portfolio in light of the potential effect on Contract owner rights and Applicants’ obligations under the Contracts.  Applicants have determined that fees and gates are not allowed under the Contracts and thus prevent Applicants from meeting their obligations under the Contracts, including subaccount transfer requests, elections to annuitize, requests for death benefit payments, requests for withdrawals, and returns related to state-required right to examine periods.  Inherent to each such Contract feature is the fact that subaccounts, including the one that invests in the Existing Portfolio, must maintain liquidity.  If a gate were imposed, the

(5)  Release No. 33-9616.

(6)  SEC Rule 2a-7(c)(2)(iii).  A “government money market portfolio” is defined by Rule 2a-7(a)(14) under the Act to mean “a money market fund that invests 99.5 percent or more of its total assets in cash, government securities, and/or repurchase agreements that are collateralized fully.”

Existing Portfolio would be illiquid.  Without liquidity, Applicants will be in violation of their Contracts under certain common scenarios described above.  Fees and gates will impede Contract owners’ ability to use the Existing Portfolio, and the Contract features, as used today, depriving Contract owners of the full range of benefits they purchased as part of their Contract.

Effective December 1, 2015, the Replacement Portfolio transitioned to a government money market fund, and its board of directors has not elected that the Replacement Portfolio comply with the fee and gate provisions of the SEC Rule.(7)  As such, the Replacement Portfolio is not subject to the fee and gate requirements under the SEC Rule.  Unlike the Existing Portfolio, the Replacement Portfolio will not implement gates that would impede a Contract owner’s right to initiate withdrawals and to instruct the Integrity Companies to make payments nor a Contract owner’s ability to initiate transfers.  The Replacement Portfolio would also not impede the Integrity Companies’ ability to administer their Contracts consistent with their obligations described in the Contracts and the prospectuses for the Contracts.  Applicants submit that the Replacement Portfolio should be substituted for the Existing Portfolio so they can meet their obligations under the Contracts.

Applicants also submit that the Replacement Portfolio is an appropriate alternative for Contract owners, as the goal of each of the Existing and Replacement Portfolios is to maintain a $1.00 share value, provide income, and maintain liquidity.  Applicants believe that the Replacement Portfolio offers appropriate investment objectives and strategies, as a “government money market fund,” which will allow Contract owners to continue to have access to a money market fund, but with less risk to the liquidity promised them under their Contracts, as compared with money market funds that will not meet the definition of “government money market fund”

(7)  See Supplement dated November 30, 2015 to Prospectus dated April 30, 2015 for the Variable Insurance Products Fund Money Market Portfolio.

following the effective date of the SEC Rule.  As well, the Replacement Portfolio has a risk profile that Contract owners have come to expect from the Existing Portfolio.

Accordingly, the Applicants seek the Commission’s approval under Section 26(c) of the Act to substitute Initial Class Shares of the Fidelity VIP Government Money Market Portfolio for shares of the Vanguard VIF Money Market Portfolio.  In the Commission release adopting the amendments to Rule 2a-7, the Commission noted that to the extent the fees and gates requirements were incompatible with, among other things, the contractual requirements under an insurer’s variable contracts, the insurer could add a government money market fund as an investment option under its contracts, and that “filing with the Commission a substitution application under Section 26(c)” in connection with that process may be a cost the insurer would need to bear.(8)  Applicants thus are pursuing a course of action that the Commission recognized some insurers offering variable contracts would be required to follow when the Commission adopted the fee and gate provisions under the SEC Rule, and one that the Commission considered appropriate where the application of fees and gates would be incompatible with the contractual requirements under variable contracts.

V.                                    THE SUBSTITUTION

The Substitution will take place at the Existing and Replacement Portfolios’ relative net asset values determined on the date of the Substitution (“Substitution Date”) in accordance with Section 22 of the Act and Rule 22c-1 thereunder with no change in the amount of any Contract owner’s cash value, death benefit, living benefit, or in the dollar value of his or her investment in any of the subaccounts.  Accordingly, there will be no financial impact on any Contract owner.  The Substitution will be effected by having each of the subaccounts that invests in the Existing Portfolio redeem its shares at the net asset value calculated on the Substitution Date and purchase

(8)  Release No. 33-9616 at n.868 and accompanying text.

shares of the Replacement Portfolio at the net asset value calculated on the Substitution Date.

The Substitution will be described in detail in a written notice (“Pre-Substitution Notice”) mailed to Contract owners.  The Pre-Substitution Notice will inform Contract owners of the Integrity Companies’ intent to implement the Substitution and explain that on the Substitution Date, any Contract value allocated to a subaccount investing in the Existing Portfolio will be transferred to the Replacement Portfolio subaccount, that the transfer will take place at relative net asset value and that no additional amount may be allocated to those Existing Portfolio subaccounts on or after the Substitution Date.  The Pre-Substitution Notice will be mailed to all Contract owners at least 30 days prior to the Substitution and will inform affected Contract owners that they may transfer assets from the subaccounts investing in the Existing Portfolio at any time after receipt of the notice, and from the subaccounts investing in the Replacement Portfolio for at least 30 days after the Substitution, to subaccounts investing in other portfolios available under the respective Contracts.  A supplement will be filed for all current prospectuses containing the information to be included in the Pre-Substitution Notice.

As noted above, the Contracts contain a provision that imposes a 60 day waiting period after a voluntary transfer before another transfer is permitted.  Because the transfer that occurs on the Substitution Date will not be voluntary, the 60 day restriction will not be triggered by the exchange of the Replacement Portfolio for the Existing Portfolio, nor will the transfer on the day of the Substitution be impacted if a Contract Owner makes a voluntary transfer within the 60 day period prior to the Substitution.  However, the 60 day waiting period will be triggered by a transfer made in the 30 day period prior to, or the 30 day period after, the Substitution.  Because this 60 day trigger is a contractual requirement, not a restriction the Integrity Companies are imposing on a discretionary basis, we do not believe it is inconsistent with the offer of a transfer in the period 30 days before and 30 days after the Substitution.

Each Contract owner will be provided with a prospectus for the Replacement Portfolio.  Within five days after the Substitution, the Integrity Companies will each send affected Contract owners written confirmation that the Substitution has occurred.

The Integrity Companies will pay all expenses and transaction costs of the Substitution, including all legal, accounting and allocated brokerage expenses relating to the Substitution.  No costs will be borne by Contract owners.  Affected Contract owners will not incur any fees or charges as a result of the Substitution, nor will their rights or the obligations of the Integrity Companies under the Contracts be altered in any way.  The Substitution will not cause the fees and charges under the Contracts currently being paid by Contract owners to be greater after the Substitution than before the Substitution.  The Substitution will have no adverse tax consequences to Contract owners and will in no way alter the tax benefits to Contract owners.

VI.                               APPLICABLE LAW

A.                                    Requirements of Section 26(c)

Section 26(c) of the Act makes it unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission approves the substitution.(9)  The Commission will approve such a substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 26(c) of the Act was enacted as part of the Investment Company Act Amendments of 1970 (“1970 Amendments”).  Prior to the enactment of the 1970 Amendments,

(9)   The Commission has interpreted Section 26(c) of the Act to apply to “a substitution of securities in any sub-account of a registered separate account.”  Investment Company Act Rel. No. 12678 (Sept. 21, 1982) (adopting Rule 6c-6).  The proscription of Section 26(c) is addressed to the depositors (Integrity and National Integrity), and not the unit investment trusts (the Separate Accounts) for which the depositors serve.  Nevertheless, the Commission generally grants orders under Section 26(c) in the name of the depositor and unit investment trust.  See, e.g., Keystone Provident Life Insurance Company, Investment Company Act Rel. Nos. 17891 (Nov. 30, 1990) (Notice) and 17923 (Dec. 28, 1990) (Order).  In accordance with this precedent, Applicants here include the Separate Accounts.

Section 26(a)(4)(B) of the Act only required that the trust instrument of a unit investment trust provide that the sponsor or trustee notify the trust’s shareholders within five days after a substitution of the underlying securities.  The legislative history of Section 26(c) describes the underlying purpose of the amendment to the section:

The proposed amendment recognizes that in the case of a unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares.  A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load.  The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution.  The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.(10)

The legislative history makes clear that the purpose of Section 26(c) is to protect the expectation of investors in a unit investment trust that the unit investment trust will accumulate shares of a particular issuer by preventing unscrutinized substitutions that might, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial premium payments, an additional sales load upon reinvestment of the redemption proceeds, or both.(11)  Moreover, in the insurance product context, a Contract owner forced to redeem may suffer adverse tax consequences.  Section 26(c) affords this protection to investors by preventing a depositor or trustee of a unit investment trust that holds shares of one issuer from substituting for those shares the shares of another issuer, unless the Commission approves that substitution.

(10)   Senate Committee Report No. 91-184 (1969), p. 41; House Committee Report No. 91-1382 (1970), p. 33.

(11)   House Comm. on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

B.                                    Basis for Requested Order of Approval

Each Contract and its prospectus expressly disclose the reservation of the Applicants’ right, subject to applicable law, to substitute shares of another portfolio for shares of the portfolio in which a subaccount is invested.

Substitutions have been common where the substituted portfolio has investment objectives and policies that are similar to those of the eliminated portfolio, current expenses that are similar to those of the eliminated portfolio, and performance that is similar to that of the eliminated portfolio.(12)

The Replacement Portfolio and the Existing Portfolio have substantially identical investment objectives and similar investment strategies and risks.  Although the Existing Portfolio may invest in a broader selection of securities and issuers than the Replacement Portfolio, which as a “government money market fund” must limit its investments to cash, government securities and fully collateralized repurchase agreements, both Portfolios seek to maintain a $1.00 net asset value per share and are subject to the risk-limiting conditions of Rule 2a-7.  Applicants thus believe that Contract owners will have reasonable continuity in investment expectations.  Accordingly, the Replacement Portfolio is an appropriate investment vehicle for those Contract owners who have Contract values allocated to the Existing Portfolio.

The investment management fee and the total annual portfolio expenses for the Replacement Portfolio are higher than those of the Replacement Portfolio based on the most

(12)   See, e.g., Nationwide Life Insurance Company, et al., 1940 Act Rel. Nos. 28767(June 12, 2009)(notice) and 28815(July 8, 2009)(order); Integrity Life Insurance Company, et al., 1940 Act Rel. Nos. 27677 (January 24, 2007) (notice) and 27738 (February 23, 2007) (order); MONY Life Insurance Company of America, et al., 1940 Act Rel. Nos. 27909 (July 24, 2007) (notice) and 27929 (Aug. 17, 2007) (order); John Hancock Life Insurance Company (U.S.A.), et al., 1940 Act Rel. Nos. 27752 (Mar. 19, 2007) (notice) and 27781 (Apr. 16, 2007) (order); Sun Life Assurance Company of Canada (U.S.), et al., 1940 Act Rel. Nos. 27651 (Dec. 29, 2006) (notice) and 27688 (Jan. 25, 2007) (order); Annuity Investors Life Insurance Company, et al., 1940 Act Rel. Nos. 27546 (Nov. 6, 2006) (notice) and 27589 (Dec. 4, 2006) (order); AXA Equitable Life Insurance Company, et al., 1940 Act Rel. Nos. 27526 (Oct. 24, 2006) (notice) and 27556 (Nov. 17, 2006) (order); MONY Life Insurance Company of America, et al., 1940 Act Rel. Nos. 27516 (Oct. 12, 2006) (notice) and (27545) (Nov. 3, 2006).

current prospectuses for each Portfolio.  Applicants believe, however, that the Replacement Portfolio compares favorably to other money market funds, generally, and more particularly, to money market funds, such as the Existing Portfolio, that do not qualify as government money market funds under the SEC Rule.  In the latter regard, Applicants note that because the Replacement Portfolio is a government money market fund that is not subject to the fees and gates requirements of the SEC Rule, the Replacement Portfolio poses less risks to the liquidity promised to Contract owners than do money market funds, such as the Existing Portfolio, that are subject to those requirements.

Moreover, the proposed Substitution and the selection of the Replacement Portfolio were not motivated by any financial consideration paid or to be paid to the Integrity Companies or their affiliates by the Replacement Portfolio, its investment adviser or underwriter (or their affiliates).  Rather, the Substitution is proposed because the Integrity Companies are forced to find an alternative money market fund investment option for the Contracts given that the fees and gates requirements under the SEC Rule are incompatible with the contractual requirements under the Contracts.

Unlike other substitution applications that have been filed in the past in other circumstances, here the Integrity Companies are not proposing the Substitution for their own business reasons; rather, the action of the Commission and the classification of the Existing Portfolio as a “retail money market fund” have forced this situation upon the Integrity Companies.  Moreover, the Substitution proposed here does not present any actual or potential conflict of interest, in that (i) the Integrity Companies and the Replacement Portfolio (and/or its advisers) are not under common control or otherwise affiliated; and (ii) for at least three years after the Substitution Date, the Integrity Companies will not receive, with respect to assets held under Contracts affected by the Substitution, any direct or indirect benefits from the Replacement Portfolio, its investment advisers or underwriters, or their affiliates, at a rate higher than that which they had received from the Existing Portfolio, its investment advisers or underwriters or their affiliates, including without limitation Rule 12b-1 fees, shareholder service, administration or other service fees, revenue sharing or other arrangements (for purposes of this Application such benefits are referred to as “revenue sharing arrangements”).

Currently, there is no revenue sharing arrangement between the Integrity Companies and the Existing Portfolio, its investment adviser or underwriter (or their affiliates).  With respect to the proposed Substitution, the Integrity Companies do not intend to enter into revenue sharing arrangements with the Replacement Portfolio, its affiliates or underwriter (or their affiliates) in connection with assets attributable to Contracts affected by the Substitution.  Even under those circumstances (with the Substitution being proposed not for business reasons, but to comply with the contractual requirements under the Contracts and with there being no affiliations involved with either the Existing or Replacement Portfolio), the Integrity Companies represent that for at least three years immediately after the Substitution Date, they will not receive any revenue sharing arrangement payments from the Replacement Portfolio, its investment adviser or underwriter (or their affiliates).

The annual operating expenses of the Existing Portfolio have regularly been among the lowest (if not the lowest) in the industry.  Applicants recognize the importance of selecting a replacement for the Existing Portfolio that provides Contract owners with a low-cost money market fund investment option that is not subject to the fees and gates requirements under the SEC Rule and, therefore, poses less risk to the liquidity promised the Contract owners (i.e., their ability to make withdrawals, surrenders and transfers, and to receive Contract benefits).  Under these circumstances, Applicants submit that a three-year revenue sharing cap (of zero), is appropriate and consistent with the protection of investors.

The Substitution will not result in the type of costly forced redemption that Section 26(c) was intended to guard against because the Contract owner will continue to have the same type of investment choices, with assurance of their contractual benefits.

VII.                          CONDITIONS TO RELIEF

Applicants believe the purposes, terms and conditions of the proposed Substitution are consistent with the protection of investors, and the principles and purposes of Section 26(c), and do not entail any of the abuses that Section 26(c) is designed to prevent.  Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.                                      The Substitution will not be effected unless the Integrity Companies determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Substitution can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitution.

2.                                      The Integrity Companies or their affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses.  No fees or charges will be assessed to the affected Contract owners to effect the Substitution.

3.                                      The Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants.  The Substitution will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4.                                      The Substitution will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitution.

5.                                      The rights or obligations of Applicants under the Contracts of affected Contract owners will not be altered in any way.  The Substitution will not adversely affect any riders under the Contracts.

6.                                      Affected Contract owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Portfolio (before the Substitution

Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning 30 days before the Substitution Date through 30 days following the Substitution Date.  Except as described in any market timing/short-term trading provisions of the relevant prospectus and except for the restriction imposed by the terms of the Contracts (i.e., the 60 day waiting period after a voluntary transfer), the Integrity Companies will not exercise any right they may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.                                      All affected Contract owners will be notified, at least 30 days before the Substitution Date about: (a) the intended substitution of the Existing Portfolio with the Replacement Portfolio; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above.  In addition, the Integrity Companies will also deliver to all affected Contract owners, at least thirty (30) days before the Substitution Date, a prospectus for the Replacement Portfolio.

8.                                      The Integrity Companies will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitution was carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) before and after account values.

9.                                      Applicants will not receive, for three years from the Substitution Date, any direct or indirect benefits from the Replacement Fund, its adviser or underwriter (or their affiliates), in connection with assets attributable to Contracts affected by the Substitution, at a higher rate than they had received from the Existing Fund, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.

VIII.                     REQUEST FOR ORDER

Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the Substitution.  Section 26(c), in pertinent part, provides that the Commission shall issue an order approving a substitution of securities if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  For the reasons and upon the facts set forth above, the requested order meets the standards set forth in Section 26(c) and should, therefore, be granted.

IX.                              PROCEDURAL MATTERS

All requirements of the organizational documents of Integrity and National Integrity have been satisfied in connection with the execution and filing of this application.  Integrity and National Integrity, by resolutions duly adopted by the Executive Committee of each company’s Board of Directors, are each authorized to request this order on its own behalf and on behalf of its respective Separate Account.  Certificates of the Secretary of Integrity and National Integrity are attached as Exhibit A.

The undersigned states that she has duly executed the attached Application dated the 6th day of April, 2016 for and on behalf of Integrity Life Insurance Company and its Separate Account, and National Integrity Life Insurance Company and its Separate Account; that she is the President of each insurance company; and that all actions by stockholders, directors and other bodies, necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

INTEGRITY LIFE INSURANCE COMPANY, on behalf of itself and Separate Account I of Integrity Life Insurance Company

By:	/s/ Jill T. McGruder
Jill T. McGruder, President

NATIONAL INTEGRITY LIFE INSURANCE COMPANY, on behalf of itself and Separate Account I of National Integrity Life Insurance Company

By:	/s/ Jill T. McGruder
Jill T. McGruder, President

EXHIBIT A

INTEGRITY LIFE INSURANCE COMPANY AND

NATIONAL INTEGRITY LIFE INSURANCE COMPANY

SECRETARIES’ CERTIFICATES

INTEGRITY LIFE INSURANCE COMPANY

SECRETARY’S CERTIFICATE

The undersigned hereby certifies that he is Secretary of Integrity Life Insurance Company and further certifies that the Executive Committee of the Board of Directors has duly adopted the following resolution, which is still in full force and effect as of the date hereof and has not been rescinded, amended or modified.

WHEREAS, the Company wishes that any appropriate officer of Integrity be, and each of the officers is hereby, severally authorized to prepare and execute on behalf of Integrity and to file with the United States Securities and Exchange Commission (the “Commission”) an application under Section 26(c) of the Investment Company Act of 1940 (the “Act”) for approval of an order for substitution of funds for contracts issued from Separate Account I of Integrity Life Insurance Company;

NOW THEREFORE, BE IT RESOLVED, that any appropriate officer of the Company be, and each of the officers is hereby, severally authorized to file with the Commission the application and any amendments thereto in such form as the officers or any one of the officers deems necessary and appropriate and to do any and all things necessary or proper under the Act and the Securities Act of 1933, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer to be necessary or proper in furtherance of the above.

IN WITNESS WHEREOF, I hereunto set my hand, this 6th day of April, 2016.

/s/ Edward J. Babbitt
Edward J. Babbitt
Secretary

NATIONAL INTEGRITY LIFE INSURANCE COMPANY

SECRETARY’S CERTIFICATE

The undersigned hereby certifies that he is Secretary of National Integrity Life Insurance Company and further certifies that the Executive Committee of the Board of Directors has duly adopted the following resolution, which is still in full force and effect as of the date hereof and has not been rescinded, amended or modified.

WHEREAS, the Company wishes that any appropriate officer of National Integrity be, and each of the officers is hereby, severally authorized to prepare and execute on behalf of National Integrity and to file with the United States Securities and Exchange Commission (the “Commission”) an application under Section 26(c) of the Investment Company Act of 1940 (the “Act”) for approval of an order for substitution of funds for contracts issued from Separate Account I of National Integrity Life Insurance Company;

NOW THEREFORE, BE IT RESOLVED, that any appropriate officer of the Company be, and each of the officers is hereby, severally authorized to file with the Commission, the application and any amendments thereto in such form as the officers or any one of the officers deems necessary and appropriate and to do any and all things necessary or proper under the Act and the Securities Act of 1933, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer to be necessary or proper in furtherance of the above.

IN WITNESS WHEREOF, I hereunto set my hand, this 6th day of April, 2016.

/s/ Edward J. Babbitt
Edward J. Babbitt
Secretary